EXHIBIT 99.1

NioGold Announces Filing of Form 15 to End Reporting Obligations
Under the United States Securities Exchange Act of 1934

Vancouver, BC, September 23, 2011 – NioGold Mining Corporation (TSX-V: NOX) (the “Company”) announces today that it has filed a Form 15 with the United States Securities and Exchange Commission (the “SEC”) with the intention of voluntarily ending its reporting obligations under Section 13(a) and Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company expects that the ending of its duty to file reports will become effective 90 days after its filing with the SEC.  As result of this filing, the Company’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be in abeyance.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” as that term is defined in Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Exchange Act.  Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.  These forward-looking statements are made as of the date of this press release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.  Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.  Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in our news releases, such as ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F.  Our news releases may contain information about adjacent properties on which we have no right to explore or mine.  U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties.